Exhibit 99.1

        news release news release news release news release news release

                                                                     [Yell logo]


                                                                    5 April 2005


                     Reference to the Competition Commission


Yell Group plc ("Yell") notes today's announcement by the OFT that it would refer the "Supply of Classified Directory Advertising Services" to the Competition Commission for investigation.

Commenting, John Condron, CEO of Yell, said:

"In the ten years since the MMC completed its first review, the classified advertising market has become increasingly dynamic and aggressively competitive. We believe that this has served customers well. We will of course play an active role in helping the Commission understand the significant changes in the marketplace and its rapidly changing dynamics."

Enquiries

Citigate Dewe Rogerson

Anthony Carlisle
Tel      +44 (0)20 7638 9571
Mobile   +44 (0)7973 611888

Yell - Investors

Jill Sherratt
Tel      +44 (0)118 950 6984
Mobile   +44 (0)7764 879808

Yell - Media

Jon Salmon
Tel      +44 (0)118 950 6656
Mobile   +44 (0)7801 977340



                       Yell Group plc. Registered Office:
              Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT.
                       Registered in England No. 4180320.